Exhibit 99.1

Mercurity Fintech’s Subsidiary Grows Cross-Border Business Advisory Services with New Asia-Pacific Healthcare Client Engagement

New York, NY – May 16, 2025 — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (NASDAQ: MFH), a digital fintech group, today announced that its wholly-owned subsidiary, Chaince Securities, Inc. (“Chaince Securities”), has secured a new engagement to serve as corporate advisor for a prominent Asia-Pacific healthcare company seeking strategic access to U.S. capital markets.

Growing Cross-Border Advisory Practice

Chaince Securities leverages its expertise in executing complex cross-border transactions for international companies seeking to access the U.S. capital market. This corporate advisory engagement reflects Chaince Securities’ commitment to cross-border advisory mandates.

Cross-Border Business Advisory Service Capabilities

Chaince Securities offers comprehensive cross-border business advisory services, such as:

●	Strategic planning and execution support for the listing process
●	U.S. regulatory and exchange compliance coordination
●	Capital market positioning and investor outreach
●	Coordination with legal, auditing, and underwriting teams to support a seamless listing process

“We are honored to serve as a trusted cross-border advisor in this important transaction,” said Shi Qiu, CEO of Mercurity Fintech Holding. “ This mandate demonstrates the strength of our advisory platform and validates our commitment to supporting innovative companies as they expand their footprint into U.S. capital markets. Our growing track record establishes Chaince Securities as the go-to partner for Asian companies seeking strategic access to U.S. investors and capital.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com